<p style="text-align:center">**September 13, 2021**</p>

<p style="text-align:center">**FORM C-AR**</p>

<p style="text-align:center">**Blue World Voyages, LLC**</p>



This Form C-AR (including the cover page and all exhibits attached hereto, this "**Form C-AR**") is being furnished by Blue World Voyages, LLC, a Florida limited liability company (the "**Company**," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the SEC annually and post the report on its website at www.blueworldvoyages.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase by the Company or another party of all securities sold pursuant to Regulation CF by the Company, or (5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is September 13, 2021.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Table of Contents

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Blue World Voyages, LLC (the "**Company**") was formed on April 28, 2016 as a Florida limited liability company.

The Company is located at 142 Sans Souci Drive, Coral Gables, FL 33133, and its website is https://www.blueworldvoyages.com/. The information available on or through our website is not a part of this Form C-AR.

The Company conducts business primarily in/from the United States.

The Business
The Company plans to launch its first commercial cruise-ship on or before May 31, 2022, offering 5-star, specialty cruises for active, healthy adults, and those looking to improve their lifestyle choices. Targeting primarily the 30-65 age demographic, the Company's ship anticipates offering healthy, active, and more adventurous selections than are offered by one-size-fits-all cruise industry competitors. Itineraries will feature active excursion options such as hiking, golf, tennis, cycling, and watersports as well as unique cultural and educational offerings. On-board amenities will include a spacious spa and sports center as well as a world-class health and wellness facility.

It should be noted that the COVID-19 pandemic has disproportionately affected the cruise industry, and the timing of the ship's launch has been adversely impacted. The Company's best estimate of the date on which its first ship will be launched is May 31, 2022, and is dependent on the Company successfully raising funds in the amount of approximately $20 million.

Other risks, some related to the COVID-19 pandemic, could cause additional substantial delays to the estimated timing of the ship's launch. (See "Risk Factors" below).

RISK FACTORS

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We rely on other companies to provide components and services for our products.
We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to

our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

The COVID-19 pandemic, and other adverse world events impacting the ability or desire of people to travel, are likely to lead to a decline in demand for cruises.
We will be affected by the public's concerns regarding the safety and security of travel, and governmental reactions to those concerns, following the onset of the COVID-19 pandemic. The existing and potential outcomes of the pandemic and other adverse world events include (but are not limited to) the following:

- government travel advisories and travel restrictions;
- heightened regulations around customs and border control;
- travel bans to and from certain geographical areas;
- government policies increasing the difficulty of travel;
- limitations on issuing international travel visas;
- political instability and civil unrest;
- global or regional recessions;
- higher unemployment and underemployment rates; and
- declines in income levels.

It is not possible to predict accurately when the pandemic will end and, therefore, when these outcomes will abate, but it is likely that travel generally and cruise line activites in particular will be adversely affected at least through the remainder of 2021 and perhaps well into 2022. In the event that the Company is unable to build out and launch its cruise ship on or before May 30, 2022, it is possible that the Company will be forced to abandon its business plan and liquidate its assets.

Incidents concerning our ships, guests or the cruise vacation industry as well as adverse weather conditions and other natural disasters may impact the satisfaction of our guests and crew and lead to reputational damage.
Our operations will involve the risk of incidents and media coverage thereof. Such incidents include, but are not limited to, the improper operation or maintenance of ships, motor vehicles and trains; guest and crew illnesses; mechanical failures, fires and collisions; repair delays, groundings and navigational errors; oil spills and other maritime and environmental issues as well as other incidents at sea or while in port or on land which may cause guest and crew discomfort, injury, or death. Although our commitment to the safety and comfort of our guests and crew will be paramount to the success of our business, our ships may become involved in accidents and other incidents.

Our cruise ships may be impacted by adverse weather patterns or other natural disasters, such as hurricanes, earthquakes, floods, fires, tornados, tsunamis, typhoons and volcanic eruptions. It is possible that we could be forced to alter itineraries or cancel a cruise or a series of cruises or tours due to these or other types of disruptions. In addition, these and any other events which impact the travel industry more generally may negatively impact our guests' or crew's ability or desire to travel to or from our ships and/or interrupt the supply of critical goods and services.

Changes in and non-compliance with laws and regulations under which we operate, such as those relating to health, environment, safety and security, data privacy and protection, anti-corruption, economic sanctions, trade protection and tax may lead to litigation, enforcement actions, fines, penalties, and reputational damage.

We will be subject to numerous international, national, state and local laws, regulations, treaties and other legal requirements that govern health, environmental, safety and security matters in relation to our guests, crew and ships. These requirements change regularly, sometimes on a daily basis, depending on the itineraries of our ships and the ports and countries visited. If we violate or fail to comply with any of these laws, regulations, treaties and other requirements we could be fined or otherwise sanctioned by regulators.

We are subject to laws and requirements related to the treatment and protection of sensitive data in the jurisdictions where we operate. Various governments, agencies and regulatory organizations have enacted or are considering new rules and regulations. In the course of doing business, we will collect guest, employee, company and other third-party data, including personally identifiable information and other sensitive data.

Our operations subject us to potential liability under anti-corruption laws and regulations. We may also be affected by economic sanctions, trade protection laws, policies and other regulatory requirements affecting trade and investment.

We are also subject to compliance with tax laws, regulations and treaties in the jurisdictions in which we are incorporated or operate. These tax laws, regulations and treaties are subject to change at any time, which may result in substantially higher tax liabilities. Additionally, the relevant authorities' interpretation of tax laws, regulations and treaties could differ materially from ours.

Breaches in data security and lapses in data privacy as well as disruptions and other damages to our principal offices, information technology operations and system networks and failure to keep pace with developments in technology may adversely impact our business operations, the satisfaction of our guests and crew and lead to reputational damage.

We may be impacted by breaches in data security and lapses in data privacy, which can occur from time to time. These can vary in scope and intent from economically driven attacks to malicious attacks targeting our key operating systems with the intent to disrupt or compromise our shoreside and shipboard operations. Like many companies, we are subject to unauthorized access or use of digital systems and networks through human error or for purposes of misappropriating assets or obtaining sensitive financial, medical or other personal or business information.

Our offices, information technology operations and system networks may be impacted by actual or threatened natural disasters (for example, hurricanes, earthquakes, floods, fires, tornados, tsunamis, typhoons and volcanic eruptions) or other disruptive events. Our maritime and/or shoreside operations, including our ability to manage our inventory of cabins held for sale and set pricing, control costs, and serve our guests, depends on the reliability of our information technology operations and system networks as well as our ability to refine and update to more advanced systems and technologies.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Our ability to recruit, develop and retain qualified shipboard personnel who live away from home for extended periods of time may adversely impact our business operations, guest services and satisfaction.

We intend to hire a significant number of qualified shipboard personnel each year and, thus, our ability to adequately recruit, develop and retain these individuals is critical to our success. Incidents involving cruise ships and the related adverse media publicity, adverse economic conditions that negatively affect our profitability and increasing demand as a result of our and the industry's projected growth could negatively impact our ability to recruit, develop and retain sufficient qualified shipboard personnel.

Increases in fuel prices and availability of fuel supply may adversely impact our scheduled itineraries and costs.

We may be impacted by economic, market and political conditions around the world, such as fuel demand, regulatory requirements, supply disruptions and related infrastructure needs, which make it difficult to predict the future price and availability of fuel. Future increases in the global price of fuel would increase the cost of our cruise ship operations as well as some of our other expenses, such as crew travel, freight and commodity costs. Increases in airfares, which could result from increases in the price of fuel, would increase our guests' overall vacation costs as many of our guests depend on airlines to transport them to or from the airports near the ports where our cruises embark and disembark.

Fluctuations in foreign currency exchange rates may adversely impact our financial results.

We may earn revenues, pay expenses, purchase and own assets and incur liabilities in currencies other than the U.S. dollar. Additionally, our shipbuilding contracts are likely to be denominated in euros. Movements in foreign currency exchange rates will affect our financial results.

Overcapacity and competition in the cruise and land-based vacation industry may lead to a decline in our cruise sales and pricing.

We may be impacted by increases in capacity in the cruise and land-based vacation industry, which may result in capacity growth beyond demand, either globally or for a region or for a particular itinerary. We will face competition from other cruise brands on the basis of overall experience, destinations, types and sizes of ships and cabins, travel agent preferences and value. Many of these cruise brands will be much larger and better capitalized than our company and may be better positioned to withstand adverse changes in the industry, including demand for cruises. In addition, we compete with land-based vacation alternatives throughout the world on the basis of overall experience, destinations and value.

Inability to implement our shipbuilding programs and ship repairs, maintenance and refurbishments may adversely impact our business operations and the satisfaction of our guests.
In addition to existing adverse conditions such as the COVID-19 pandemic, we may be impacted by unforeseen events, such as work stoppages, insolvencies, "force majeure" events or other financial difficulties experienced by shipyards, their subcontractors and our suppliers. This may result in less shipyard availability resulting in delays or preventing the delivery of our ships under construction and/or the completion of the repair, maintenance, or refurbishment of our existing ships. This may lead to potential delays or cancellations of cruises. In addition, the prices of various commodities that are used in the construction of ships and for repair, maintenance and refurbishment of existing ships, such as steel, are subject to volatility.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business is subject to seasonal fluctuations.
Our business is subject to seasonal fluctuations in that our sales are typically higher during certain months, affecting performance during affected quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

We have approximately $533,878 of outstanding SAFEs that are convertible into units of the Company if the Company issues units.
In 2018, the Company conducted a 4(a)(6) offering in which it raised $288,885 by selling a specific type of SAFE that is convertible into preferred units of the Company ("**2018 SAFE**"). In the event that the Company completes a sale of preferred units, the holders of the 2018 SAFEs will become holders of SAFE Preferred Units. SAFE Preferred Units are units of a series of preferred units that

will have identical rights, privileges, preferences and restrictions as the preferred units that triggered the conversion of the 2018 SAFEs, except that SAFE Preferred Units will have (i) no voting rights, other than as required by law; (ii) a per unit liquidation preference and conversion price for purposes of price-based anti-dilution protection equal to the Conversion Price; and (iii) dividend rights based on the Conversion Price. The 2018 SAFE is triggered by any "equity financing", which is defined as "a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Units at a fixed pre-money valuation."

In 2019, the Company conducted a 4(a)(6) offering in which it raised $244,993 by selling a SAFE that is convertible into units ("**2019 SAFE**"). The 2019 SAFE will be convertible at the option of the Company upon the completion by the Company of an equity financing of greater than $15,000,000 (an "**Equity Financing**"). Upon conversion, the holder of a 2019 SAFE will receive CF Shadow Securities, which are securities identical to those issued in the Equity Financing except that the holders of CF Shadow Securities (1) do not have the right to vote on any matters except as required by applicable law, (2) must vote in accordance with the vote of a majority of the investors in such future Equity Financing with respect to any such required vote and (3) are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). Without amending or redeeming the outstanding SAFE instruments, the SAFE instruments could make raising capital from institutional investors and other parties difficult as an issuance of (i) preferred units may trigger the conversion rights of the 2018 SAFEs and (ii) equity securities in an Equity Financing may trigger the conversion rights of the 2019 SAFEs.

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In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether it will successfully effectuate its current business plan.

BUSINESS

Description of the Business
The Company plans to offer 5-star, specialty cruises for active, healthy adults, and for those looking to improve their lifestyle choices. Targeting primarily the 30-65 age demographic, the Company's ship anticipates offering healthy, active, and more adventurous selections than are offered by one-size-fits-all cruise industry competitors. Itineraries will feature active excursion options such as hiking, golf, tennis, cycling, and watersports as well as unique cultural and educational offerings. On-board amenities will include a spacious spa and sports center as well as a world-class health and wellness facility. Cuisine will be another area of differentiation with an emphasis placed on local fresh-provisioned menu options.

It should be noted that, because of the COVID-19 pandemic, which has disproportionately affected the cruise industry, the timing of the ship's launch is likely to be impacted adversely and it may not be possible for the the Company to avoid substantial delays that extend beyond May 30, 2022 (See "**Risk Factors**" above).

History of the Business
The Company was formed in April 2016 by Eugene Meehan and Fredy Dellis. Since then, the Company has undertaken to raise funds to purchase and outfit a suitable cruise ship through sales

of suites on the ship and by selling equity and debt securities to investors. There can be no assurance that the Company will be able to raise such funds on acceptable terms or at all.

The Company's Products and/or Services

Product / Service	Description	Current Market
Luxury cruises emphasizing health and wellness.	The Company aims to offer luxury cruising emphasizing activities such as hiking, golf, tennis, cycling and watersports. On-board amenities will include a spacious spa and sports center as well as a world-class health and wellness facility.	It is estimated that 1 in 4 American adults (nearly 41 million) are classified as LOHAS consumers, choosing Lifestyles of Health and Sustainability.[1] This fast-growing market segment purchases an estimated $300 billion annually in goods and services focused on health, the environment, social justice, personal development, and sustainable living.[2]

Competition

The cruise industry as a vacation destination serves a low percentage of the vacation travel industry. Specialty cruising is a fast growing segment of the cruise industry. The Company's offering will serve a niche in this sector that the Company anticipates will appeal to a demographic of up to 40 million health-conscious adults.

The Company will compete with other cruise lines for passengers, many of which are larger, more experienced and better capitalized. It will operate at the luxury end of the market competing with other specialty and luxury cruise lines; there can be no assurance that we will be able to compete successfully with these cruise lines.

Supply Chain and Customer Base

The ship is intended to operate by contracting with a combination of cruise industry concessionaires who will provide technical, food/beverage, hotel and spa services for its passengers.

The Company will target active passengers between the ages of 30-65. The Company anticipates that these passengers will come primarily from the U.S. but also Europe, Canada and South America.

It is estimated that 1 in 4 American adults (nearly 41 million) are classified as "LOHAS" consumers, choosing "Lifestyles of Health and Sustainability".[1] This fast-growing market

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[1] *Source: Natural Marketing Institute (2007)*

segment purchases an estimated $300 billion annually in goods and services focused on health, the environment, social justice, personal development, and sustainable living.[2]

Intellectual Property
Other than its tradenames and logos, the Company does not own any trademarks, patents, or other intellectual property.

Governmental/Regulatory Approval and Compliance
In operating our business, we will be subject to numerous international, national, state and local laws, regulations, treaties and other legal requirements that govern health, environmental, safety and security matters in relation to our guests, crew and ships. These requirements change regularly, sometimes on a daily basis, depending on the itineraries of our ships and the ports and countries visited.

We are also subject to laws and requirements related to the treatment and protection of sensitive data in the jurisdictions where we operate. Various governments, agencies and regulatory organizations have enacted or are considering new rules and regulations. In the course of doing business, we will collect guest, employee, company and other third-party data, including personally identifiable information and other sensitive data.

We are also subject to compliance with tax laws, regulations and treaties in the jurisdictions in which we are incorporated or operate. These tax laws, regulations and treaties are subject to change at any time, which may result in substantially higher tax liabilities.

Litigation
There are no existing legal suits pending or, to the Company's knowledge, threatened, against the Company.

Other
The Company is located at 142 Sans Souci Drive, Coral Gables, FL 33133, and its website is https://www.blueworldvoyages.com/. The information available on or through our website is not a part of this Form C-AR.

The Company conducts business primarily in/from the United States.

MANAGERS, OFFICERS AND EMPLOYEES

Managers/Officers
The managers of the Company are the Company's only officers. Their names are listed below along with all positions and offices held at the Company, their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Eugene Meehan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

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[2] *Source: World Watch Institute (2006)*

Manager, President, April 2016 – present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President, Blue World Voyages, LLC, April 2016 – present.

Education
B.A. Political Science, St. John's University

Name
E. Harold Gassenheimer

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Chief Financial Officer, April 2016 – present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Partner, Expert CFO Services, LLC, April 2016 – present

Education
M.B.A., Harvard
B.S. Chemical and Metallurgical Engineering, University of Michigan

Name
Fredy Dellis

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Chief Operating Officer, September 2017 – present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO, TheGenieLab LLC, April 2014 - Present

Education
AMP, Harvard University
International Business School Diploma, IDRAC, Paris, France

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has no employees receiving income reportable on IRS Form W-2.

CAPITALIZATION AND OWNERSHIP

Capitalization

Debt Securities. The Company has issued the following debt:

Type of debt	Unsecured Promissory Notes
Amount outstanding	Eleven promissory notes in the aggregate amount of $948,800 principal amount plus accrued interest of approximately $127,050 as of December 31, 2020.
Maturity	Two of the promissory notes, in the aggregate principal amount of $700,000 (the "**Funding Notes**"), become due on the date on which the Company closes escrow on the sale of residences on the Company's cruise ship, expected to be on or before May 31, 2022. The remaining notes become due on the date on which the Company launches its planned cruise ship, also expected to be on or before May 31, 2022. Interest accruing at 8% annually will become due on the date on which the Company closes its $20 million Series A round of financing;
Interest	The two Funding Notes, totaling $700,000 principal amount, bear interest at an annual rate of 8%. Five of the other promissory notes, totaling $245,000, bear interest at an annual rate of 5%. The remaining promissory notes, totaling $3,800 do not bear interest.
Voting Rights	None.
Anti-Dilution Rights	None.
Percentage ownership of the Company by the holders of such securities (assuming conversion of convertible securities).	N/A

Equity Securities. The membership interests in the Company represent, in the aggregate, the entire equity capitalization of the Company and are designated as units ("**Units**"). The Company is authorized to issue Units as Class A, Class B or Preferred Units, with such rights, benefits and privileges as shall be determined by the Company's Board of Managers in its sole discretion.The Company has issued the following equity securities:

Type of security	Class A Units representing LLC Membership Interests
Amount outstanding	2,750,000 Class A Units
Voting Rights	Class A Unit holders are entitled to one (1) vote per Class A Unit.
Anti-Dilution Rights	None.
Percentage ownership of the Company by the holders of such securities (assuming conversion of convertible securities).	12.50%

Type of security	Class B Units representing LLC Membership Interests
Amount outstanding	19,250,000 Class B Units
Voting Rights	Class B Unit holders are entitled to ten (10) votes per Class B Unit.
Anti-Dilution Rights	None
Percentage ownership of the Company by the holders of such securities (assuming conversion of convertible securities).	87.50%

Type of security	2018 SAFE
Amount outstanding	288,885 SAFEs convertible into preferred units of the Company
Voting Rights	None
Anti-Dilution Rights	None
Percentage ownership of the Company by the holders of such securities (assuming conversion of convertible securities).	The percentage ownership represented by the units into which the 2018 SAFEs are convertible is subject to, among other things, the price per Unit at which the offering that triggers such convertibility is conducted. A conversion price of $1.00 will result in 288,885 Units being issued pursuant to the

	conversion. A lower conversion price will result in proportionally more units being issued, and a higher conversion price will result in proportionally less units issued.

Type of security	2019 SAFE
Amount outstanding	244,993 SAFEs convertible into common units of the Company
Voting Rights	None
Anti-Dilution Rights	None
Percentage ownership of the Company by the holders of such securities (assuming conversion of convertible securities).	The percentage ownership represented by the units into which the 2019 SAFEs are convertible is subject to, among other things, the price per Unit at which the offering that triggers such convertibility is conducted. A conversion price of $1.00 will result in 244,993 Units being issued pursuant to the conversion. A lower conversion price will result in proportionally more units being issued, and a higher conversion price will result in proportionally less units issued.

The Company has conducted the following securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date(s)	Exemption from registration Used or Public Offering
Promissory Notes	5	$705,000	Working Capital	May 5, 2017 January 19, 2018 May 29, 2019 August 27, 2019	Section 4(a)(2)
2018 SAFEs (Simple Agreements for Future Equity)	288,885	$288,885	Working Capital	June – November 2018	Section 4(a)(6)

2019 SAFEs (Simple Agreements for Future Equity)	244,993	$244,993	Working Capital	August – December 2019	Section 4(a)(6)

Ownership

Below are listed the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the percentage of the voting power they control.

Name	Percentage of Voting Equity
Eugene Meehan	34.10%
Fredy Dellis	22.70%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements, which have been audited by an independent certified public accountant, are attached hereto as Exhibit A. The financial statements are an important part of this Form C-AR and should be reviewed in their entirety.

Operations
The Company does not expect to commence cruise operations in the next 12 months. During that period, the Company intends to raise equity capital in the amount of approximately $20 million and to sell owners' residences for anticipated net proceeds of $116 million. These funds will be used to finalize purchase of a suitable cruise ship and to refit it as a class 5 luxury vessel equipped for health and wellness cruising.

Liquidity and Capital Resources
A failure to raise enough funds to enable us to implement our business plan will affect us adversely and may result in the cessation of operations and liquidation of the Company.

Capital Expenditures and Other Obligations
The Company expects that it will be required to spend approximately $20 million to secure a cruise ship and up to an additional $95 million to refit the ship.

Trends and Uncertainties
The impact of COVID-19 on enterprises such as the Company is evolving rapidly and its future effects are uncertain; as such, the effects and risks of COVID-19 on our business, financial condition and results of operations are extremely difficult to predict. The outbreak of COVID-19 has affected the cruise industry disproportionately compared to other travel-related businesses as a result of the detection of infected persons and the imposition of quarantines on a number of

cruise line ships. If the disease extends globally and does not abate like prior coronaviruses such as MERS or SARS, the profitability of the cruise line industry may be adversely affected, which could jeopardize the Company's plans to launch a cruise ship.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has advanced funds since its inception to Eugene Meehan, the Company's President, a member of the Company's Board of Managers, and a holder of 10 percent or more of the Company's outstanding voting equity securities. The total amount advanced to Mr. Meehan under this arrangement as of December 31, 2019 and 2020 was $250,870 and $278,870, respectively. The Company has advanced additional funds to Mr. Meehan in 2021 totaling approximately $9,000 as of August 31, 2021. The advances to Mr. Meehan bear no interest and are payable on demand.

The Company owes funds to E. Harold Gassenheimer, the Company's Chief Financial Officer, in the amount of $35,500 as compensation for accounting and other services rendered since the inception of the Company.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its security holders. It should be noted, however, that the advances to Mr. Meehan described above under "**Related Person Transactions**" are repayable to the Company on demand. Since Mr. Meehan and Mr. Dellis control the Company through their ownership of a majority of the Company's Class B Units (which entitle the holder to ten (10) votes per Unit), the other holders of the Company's securities may be unable to require the Company to demand repayment of the advances.

OTHER INFORMATION

Bad Actor Disclosure

None.

Delayed Filing

This Form C-AR was required to be filed on or before April 30, 2021. The Company has delayed filing this Form C-AR because it was unable to obtain reviewed financial statements from its independent accountants prior to such date without undue burden or expense.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Blue World Voyages, LLC

/s/Eugene Meehan
(Signature)

Eugene Meehan
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Eugene Meehan
(Signature)

Eugene Meehan
(Name)

President, Manager
(Title)

September 13, 2021
(Date)

/s/Fredy Dellis
(Signature)

Fredy Dellis
(Name)

Chief Operating Officer, Manager
(Title)

September 13, 2021
(Date)

/s/ E. Harold Gassenheimer
(Signature)

E. Harold Gassenheimer
(Name)

Chief Financial Officer, Manager
(Title)

September 13, 2021
(Date)

EXHIBITS

Exhibit A   Audited Financial Statements

EXHIBIT A – Audited Financial Statements

Blue World Voyages, LLC

A Florida Limited Liability Corporation

Combined Financial Statements and
Independent Auditor's Report

December 31, 2020 and 2019

Blue World Voyages, LLC

TABLE OF CONTENTS



To the Members of
Blue World Voyages, LLC
Coral Gables, Florida

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying combined financial statements of Blue World Voyages, LLC (the "Company"), which comprise the combined balance sheets as of December 31, 2020 and 2019, and the related combined statements of operations, changes in members' equity/(deficit), and cash flows for the years then ended, and the related notes to the combined financial statements.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its combined operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Combined Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the combined financial statements, the Company has not generated revenues or profits since inception, has negative cash flows from operations, sustained net losses of $213,429 and $696,709 during the years ended December 31, 2020 and 2019, respectively, has a member's deficit of $1,413,207 as of December 31, 2020, lacks liquid assets to satisfy its obligations as they come due with just $5,852 of cash held as of December 31, 2020, and has a working capital deficit of $764,821 as of December 31, 2020. The Company has also defaulted on various loan obligations due in 2021. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design,

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implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the combined financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the combined financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Combined Financial Statements

Our objectives are to obtain reasonable assurance about whether the combined financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the combined financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the combined financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the combined financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

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Denver, Colorado
August 10, 2021

BLUE WORLD VOYAGES, LLC
COMBINED BALANCE SHEETS
As of December 31, 2020 and 2019

		2020		2019
ASSETS				
Current Assets:				
Cash and cash equivalents	$	5,852	$	47,659
Escrow receivable, current portion		-		110,422
Total Current Assets		5,852		158,081
Non-Current Assets:				
Escrow receivable, net of current portion		110,422		110,422
Advances to related parties		278,870		250,870
Total Non-Current Assets		389,292		361,292
TOTAL ASSETS	$	395,144	$	519,373
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)				
Liabilities:				
Current Liabilities:				
Accounts payable	$	163,123	$	104,623
Accrued expenses, related party		35,500		35,500
Accrued interest payable		127,050		96,350
Notes payable - current		445,000		-
Total Current Liabilities		770,673		236,473
Long-Term Liabilities:				
Notes payable - long-term		503,800		948,800
SAFE agreements liability		533,878		533,878
Total Long-Term Liabilities		1,037,678		1,482,678
Total Liabilities		1,808,351		1,719,151
Members' Equity/(Deficit): 100,000,000 common membership units authorized, 22,000,000 and 22,000,000 common membership units issued and outstanding as of December 31, 2020 and 2019, respectively. 1,000,000 preferred membership units authorized, 0 and 0 preferred membership units issued and outstanding as of December 31, 2020 and 2019, both respectively.		(1,413,207)		(1,199,778)
TOTAL LIABILITIES AND MEMBERS' EQUITY/ (DEFICIT)	$	395,144	$	519,373

See Independent Auditor's Report and accompanying notes, which are an integral part of these combined financial statements.

BLUE WORLD VOYAGES, LLC
COMBINED STATEMENTS OF OPERATIONS
For the years ended December 31, 2020 and 2019

		2020		2019
Net revenues	$	-	$	-
Costs of goods sold		-		-
Gross profit/(loss)		-		-
Operating Expenses:				
General & administrative		25,334		75,067
Sales & marketing		143,835		398,414
Marketing for fundraising		13,560		89,759
Total Operating Expenses		182,729		563,240
Loss from operations		(182,729)		(563,240)
Other Income/(Expense):				
Offering costs		-		(86,343)
Interest expense		(30,700)		(47,126)
Total Other Income/(Expense)		(30,700)		(133,469)
Provision for income taxes		-		-
Net Loss	$	(213,429)	$	(696,709)

BLUE WORLD VOYAGES, LLC
COMBINED STATEMENTS OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)
For the years ended December 31, 2020 and 2019

| | Membership Units | | | |
	Preferred Units	Class A Common Units	Class B Common Units	Members' Equity/(Deficit)
Balance at January 1, 2019	-	-	-	$ (503,069)
Conversion of equity interests to membership units		2,750,000	16,250,000	-
Issuance of membership units with note payable			3,000,000	-
Net loss	-	-	-	(696,709)
Balance at December 31, 2019	-	2,750,000	19,250,000	(1,199,778)
Net loss	-	-	-	(213,429)
Balance at December 31, 2020	-	2,750,000	19,250,000	$ (1,413,207)

BLUE WORLD VOYAGES, LLC
COMBINED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows From Operating Activities		
Net Loss	$ (213,429)	$ (696,709)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in accounts payable	58,500	104,623
Increase in accrued interest payable	30,700	47,126
Net Cash Used In Operating Activities	(124,229)	(544,960)
Cash Flows From Investing Activities		
Advances to related parties	(28,000)	(48,000)
Net Cash Used In Investing Activities	(28,000)	(48,000)
Cash Flows From Financing Activities		
Proceeds from issuance of loans payable	-	500,000
Offering costs	-	24,149
Proceeds from issuance of SAFE agreements	110,422	20,615
Net Cash Provided By Financing Activities	110,422	544,764
Net Change In Cash	(41,807)	(48,196)
Cash at Beginning of Period	47,659	95,855
Cash at End of Period	$ 5,852	$ 47,659
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these combined financial statements.

NOTE 1: NATURE OF OPERATIONS

Blue World Voyages, LLC (the "Company"), consists of the following entities (each an "Entity", collectively the "Entities" or the "Companies"), combined for financial reporting purposes due to common ownership, control, and management, and that Blue World, LLC was predecessor to Blue World Voyages, LLC, and share the same operations that were transitioned to the new entity (Blue World Voyages, LLC) upon formation in 2016.

- Blue World Voyages, LLC a Florida limited liability company, organized April 16, 2016.
- Blue World, LLC a Florida limited liability company organized November 20, 2014.

The Company is creating a cruise line for healthy adults.

The rights and obligations of the members of each of the entities comprising the Company are governed by separate agreements which stipulate the members' liability is limited with regards to its debts, liabilities, contracts, or any other obligations of the Entities. Each member's interest in each Entity is defined by their respective operating agreements.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares combined financial statement in accordance with generally accepted accounting principles in the United States of America (GAAP). The combined financial statements include the accounts of each Entity and are presented on a combined basis. All transactions and balances between and among the Entities have been eliminated in combining the accounts for combined financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Escrow Receivable

The Company records escrow receivables for subscribed SAFE agreements held in escrow by its broker. As of December 31, 2020 and 2019, the Company had escrow receivables of $110,422 and $220,844, respectively. Of the December 31, 2020 escrow receivable, 100% ($110,422) is subject to restrictions where the Company cannot withdraw the funds from escrow until the earlier of: a) a liquidation event; or b) putting a $15,000,000 deposit on a cruise ship. Accordingly, this portion of the escrow receivable has been classified as a non-current asset on the balance sheet.

Revenue Recognition

The Company recognizes revenue when it has completed the performance obligations under agreements with customers and collection is reasonably assured. No revenues have been earned or recognized through December 31, 2020.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying combined financial statements.

NOTE 3: GOING CONCERN

The accompanying combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenue or profits since inception, has negative cash flows from operations, sustained net losses of $213,429 and $696,709 during the years ended December 31, 2020 and 2019, respectively, has a members' deficit of $1,413,207 as of December 31, 2020, lacks liquid assets to pay its obligations as they come due with just $5,852 of cash held at December 31, 2020, and has a working capital deficit of $764,821 as of December 31, 2020. The Company defaulted on various notes payable due in 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the combined financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The combined financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS' EQUITY/(DEFICIT)

Capital Structure

On January 1, 2019, the Company amended its operating agreement to denote its membership interests in membership units, authorizing 100,000,000 Common Units and 1,000,000 Preferred Units. The Common Units represent 100% of the voting interests of the Company, where Preferred Units have no voting rights. The Common Units are designated as Class A Common Units and Class B Common Units. Class A Common Units are entitled to 1 vote for each unit and Class B Common Units are entitled to 10 votes for each unit. The holders of Class A Common Units and Class B Common Units, respectively, shall vote together as one class on all matters submitted to a vote of the members. Class B Common Units are convertible into Class A Common Units on a one-to-one basis. Class B Common Units are automatically converted to Class A Common Units upon a conversion event, as defined in the agreements. The Company may authorize additional rights and preferences on Preferred Units.

In 2019, 100% of the existing LLC interests were converted into 2,750,000 Class A Common Units and 16,250,000 Class B Common Units. The Company issued 3,000,000 Class B Common Units during 2019 in connection with the issuance of a note payable, as further discussed in Note 6.

Two notes were issued in 2015 containing provisions for the issuance of 0.50% membership interests in the Company (1% total) to the lenders, where these membership interests contain dilution protections protecting the membership interest percentage until the date that a second ship is deployed.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

One of the members of the Company and an officer of the Company was advanced funds from the Company since its inception. The balance due from the member under this arrangement as of December 31, 2020 and 2019 was $278,870 and $250,870, respectively. These advances bear no interest and are considered payable on demand.

The Company owes funds to a member of the Company for expenses incurred. The balance due to the member as of both December 31, 2020 and 2019 was $35,500. This loan is non-interest bearing and considered payable on demand.

NOTE 6: NOTES PAYABLE

On May 6, 2019, the Company entered into an unsecured promissory note in the amount of $250,000 and issued 1,500,000 of membership units in exchange for a cash investment of $250,000. No interest shall accrue under this note if the principal is paid to the note holder on or prior to the maturity date. If the Company fails to pay the principal by the maturity date, simple interest will accrue at a rate of 8% per annum, compounded annually. The maturity date is defined as: (a) 50% of the principal amount of the note ($125,000 originally, $250,000 after amendment) is due and payable within 30 days after the close of the Company's initial $30,000,000 private equity raise; (b) the remaining 50% of the note, ($125,000 originally, $250,000 after amendment) is due no more than 30 days after the close of escrow for the sale of 40 owners' residences; or (c) an event of default. These notes are senior in liquidation preference to other debt of the Company. On August 27, 2019, the Company amended the agreement to increase the note payable to $500,000 and 3,000,000 membership units in exchange for a cash investment of an additional $250,000 into the Company. The unpaid principal balance was $500,000 and as of December 31, 2020 and 2019, respectively. The Company determined the membership units issued in connection with this note had a negligible fair value at the grant date and therefore did not record a discount for the fair value of this equity grant. The note contains various covenants restricting the business from various actions and provide the holder with preemptive rights to any future equity issuances.

On September 14, 2014, the Company entered into a short-term loan agreement in the amount of $30,000, bearing interest at 5% with no required monthly principal or interest payments. During 2017, the Company received an additional $5,000 of principal with the same terms. On July 18, 2019, the loan agreement was amended to change the maturity date to April 1, 2021 and increased the interest rate to 6% (applied retroactively to the issuance date). Total interest expense on the loan was $2,100 and $3,489 for the years ended December 31, 2020 and 2019, respectively. The unpaid principal balance was $35,000 as of both December 31, 2020 and 2019. The unpaid accrued interest balance was $12,533 and $10,433 as of both December 31, 2020 and 2019, respectively.

On March 24, 2015, the Company entered into a short-term loan agreement in the amount of $10,000, bearing interest at 5% with no required monthly principal or interest payments. On July 18, 2019, the loan agreement was amended to change the maturity date to April 1, 2021 and increased the interest rate to 6% (applied retroactively to the issuance date). Total interest expense on the loan was $600 and $977 for the years ended December 31, 2020 and 2019, respectively. The unpaid principal balance was $10,000 as of both December 31, 2020 and 2019. The unpaid accrued interest balance was $3,464 and $2,864 as of December 31, 2020 and 2019, respectively.

On May 15, 2015, the Company entered into a short-term loan agreement in the amount of $50,000, bearing interest at 5% with no required monthly principal or interest payments. On July 18, 2019, the loan agreement was amended to change the maturity date to April 1, 2021 and increased the interest rate to 6% (applied retroactively to the issuance date). Total interest expense on the loan was $3,000 and $4,815 for the years ended December 31, 2020 and 2019, respectively. The unpaid principal balance was $50,000 as of both December 31, 2020 and 2019. The unpaid accrued interest balance was $16,890 and $13,890 as of December 31, 2020 and 2019, respectively.

On July 6, 2015, the Company entered into a short-term loan agreement in the amount of $25,000, bearing interest at 5% with no required monthly principal or interest payments. On July 18, 2019, the loan agreement was amended to change the maturity date to April 1, 2021 and increased the interest rate to 6% (applied retroactively to the issuance date). Total interest expense on the loan was $1,500 and $2,372 for the years ended December 31, 2020 and 2019, respectively. The unpaid principal balance was $25,000 as of both December 31, 2020 and 2019. The unpaid accrued interest balance was $8,232 and $6,732 as of December 31, 2020 and 2019, respectively.

On September 1, 2015, the Company entered into a short-term loan agreement in the amount of $25,000, bearing interest at 5% with no required monthly principal or interest payments. On July 18, 2019, the loan agreement was amended to change the maturity date to April 1, 2021 and increased the interest rate to 6% (applied retroactively to the issuance date). Total interest expense on the loan was $1,500 and $2,333 for the years ended December 31, 2020 and 2019, respectively. The unpaid principal balance was $25,000 as of both December 31, 2020 and 2019. The unpaid accrued interest balance was $7,997 and $6,497 as of December 31, 2020 and 2019, respectively.

On October 7, 2015, the Company entered into a short-term loan agreement in the amount of $25,000, bearing interest at 0% with no required monthly principal or interest payments. The note provides for a 0.5% equity interest in the Company, which the Company determined had a negligible fair value at the grant date and therefore did not record a discount for the fair value of this equity grant. The Company received an additional $25,000 during 2016, with the same terms. On July 18, 2019, the loan agreement was amended to change the maturity date to April 1, 2021 and increased the interest rate to 6% (applied retroactively to the issuance date). Total interest expense on the loan was $3,000 and $12,781 for the years ended December 31, 2020 and 2019, respectively. The unpaid principal balance was $50,000 as of both December 31, 2020 and 2019. The unpaid accrued interest balance was $15,781 and $12,781 as of December 31, 2020 and 2019, respectively.

On April 13, 2016, the Company entered into a short-term loan agreement in the amount of $50,000, bearing interest at 5% with no required monthly principal or interest payments. The note provides for a 0.5% equity interest in the Company, which the Company determined had a negligible fair value at the grant date and therefore did not record a discount for the fair value of this equity grant. On July 18, 2019, the loan agreement was amended to change the maturity date to April 1, 2021 and increased the interest rate to 6% (applied retroactively to the issuance date). Total interest expense on the loan was $3,000 and $4,359 for the years ended December 31, 2020 and 2019, respectively. The unpaid principal balance was $50,000 as of both December 31, 2020 and 2019. The unpaid accrued interest balance was $14,153 and $11,153 as of December 31, 2020 and 2019, respectively.

On January 19, 2018, the Company entered into a short-term loan agreement in the amount of $200,000, bearing interest at 8% with no required monthly principal or interest payments. Initially, the loan would accrue 0% interest if the loan was paid back by the maturity date, defined as the earlier of: (a) the date that is ninety (90) days from the date the Company publicly initiates crowdfunding activities; (b) the one-year anniversary of the date of the note. However, the Company did not pay the loan back by the maturity date and is therefore now in default. The note provides for a 5.88% equity interest in the Company, which the Company determined had a negligible fair value at the grant date and therefore did not record a discount for the fair value of this equity grant. On July 18, 2019, the loan agreement was amended to change the maturity date to April 15, 2021. Total interest expense on the loan was $16,000 and $16,000 for the years ended December 31, 2020 and 2019, respectively. The unpaid principal balance was $200,000 as of December 31, 2020 and 2019. The unpaid accrued interest balance was $48,000 and $32,000 as of December 31, 2020 and 2019, respectively.

Since inception, the Company entered into several other loan agreements which are considered payable on demand, bear no interest, and require no required monthly payments. Total unpaid principal balances were $3,800 as of both December 31, 2020 and 2019.

NOTE 7: SAFE AGREEMENTS

2019 SAFE Offering

During 2019, the Company entered into simple agreements for future equity (SAFEs) pursuant to an offering under Regulation Crowdfunding campaign in exchange for cash investments of $244,993. Under the offering terms, 50% of the net proceeds, or $110,422, is subject to restrictions where the Company cannot withdraw the funds from escrow until the earlier of: a) a liquidation event; b) putting a $15,000,000 deposit on a ship. Accordingly, this portion of the escrow receivable has been classified as a non-current asset on the balance sheet. The remaining $110,422 of net proceeds was received in 2020. Issuance costs of $86,343 were incurred during the year ended December 31, 2019 in conjunction with this offering and were expensed to the period as offering costs in the statements of operations as a maturity date was not estimable. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's membership units based on various conversion provisions. In the Company's sole discretion, the Company may elect to convert the then outstanding SAFE agreements into its membership units upon an equity financing event (as defined in the agreements) or elect to continue the term of the SAFE agreements with no conversion.

If the Company elects to convert the SAFE agreements upon the first or second equity financing event, the number of membership units the SAFE agreements convert into is the purchase amount divided by the price per share determined by the lesser of: a) $60,000,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 10% discount to the unit pricing in the first equity financing event.

In the case of a liquidation event (as defined in the SAFE agreement) before an equity financing event has occurred, the SAFE holders may elect to receive either: a) cash of the purchase amount; b) the number of membership units determined by the share pricing derived by dividing a $60,000,000 valuation cap by the Company's then outstanding capitalization (as defined in the agreement). In the case of a liquidation event (as defined in the SAFE agreement) after an equity financing event has occurred, the SAFE holders may elect to receive either: a) cash of the purchase amount; b) the number of membership units determined by the share pricing equal to a 10% discount to the unit pricing in the first equity financing event.

In the event of a dissolution, after satisfying payments to debtors and senior preferred holders, any remaining net assets are to be distributed ratably among unitholders and SAFE holders, up to the SAFE holders purchase amounts.

Absent the Company's election to convert the SAFE agreements to membership units upon an equity financing event, a dissolution event triggering conversion, or a liquidation event triggering conversion, the SAFE agreements may remain outstanding with no ownership, profit, or distribution rights indefinitely.

<u>2018 SAFE Offering</u>

In 2018, the Company entered into simple agreements for future equity (SAFE Agreement) with investors through a Regulation Crowdfunding campaign in exchange for cash investments of $288,885. Issuance costs of $14,444 were incurred during the year ended December 31, 2018, in conjunction with this offering and were expensed to the period as offering costs in the statements of operations as a maturity date was not estimable. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred membership units. The terms provide for automatic conversion of the SAFE agreements' purchase amounts of $288,885 (the "Purchase Amount") into the Company's preferred membership units if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred membership units at a fixed pre-money valuation. The number of preferred membership units the SAFE agreements convert into is the Purchase Amount divided by the price per share determined by the lesser of: a) $60,000,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) the unit pricing in the triggering equity financing.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible, at the holders' elections, into either: a) cash of the Purchase Amount; b) the number of membership units determined by the share pricing derived by dividing a $60,000,000 valuation cap by the Company's then outstanding capitalization (as defined in the agreement).

In the event of a dissolution, after satisfying payments to debtors and senior preferred holders, any remaining net assets are to be distributed to SAFE holders ratably up to the Purchase Amounts.

If the Company determines, in its sole discretion, that within six months the securities held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, the Company shall have the option to repurchase the SAFE agreements from the holders for the greater of: a) the Purchase Amount; b) the then fair market value of the SAFE agreements.

Total

As of both December 31, 2020 and 2019, $533,878 of SAFE agreements were outstanding.

NOTE 8: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company is still in the process of evaluating the new standard but expects it to be non-significant to the financial statements. We have not early adopted this standard.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying combined financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Issuance of Membership units

In April 2021, the Company raised $5,000 through the issuance of 25,000 membership units at a price per unit of $0.20.

On July 16, 2021, the Company raised $250,000 through the issuance of 700,000 membership units at a price per unit of $0.357.

Notes Payable in Default

As discussed in Note 6 to these combined financial statements, $445,000 of loans payable were due in April 2021. These loans have not been repaid nor renewed and are considered in default.

Management's Evaluation

Management has evaluated subsequent events through August 10, 2021, the date the combined financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these combined financial statements.